Exhibit 99.2

SETTLEMENT AGREEMENT

I. Parties

The United States Attorney’s Office for the Eastern District of Texas, the United States Department of State (“State”), the United States Department of Homeland Security (“DHS”) (collectively “United States”), and Infosys Limited (“Infosys”) (collectively “Parties”), through their authorized representatives, have entered into this Settlement Agreement (“Agreement”), resolving all claims related to the matters specified herein.

II. Preamble

As a preamble to this Agreement, the Parties agree to the following facts, except as noted below:

A.	Infosys is a corporation involved in consulting, technology, and outsourcing, located in thirty countries including the United States, and in seventeen cities in the United States, including a location at 6100 Tennyson Parkway, Suite 200, in Plano, Texas, in the Eastern District of Texas. The Plano location is responsible for handling the immigration practices and procedures for the United States operations of Infosys.

B.	Infosys brings foreign nationals into the United States in order to perform work and fulfill contracts with its customers under two visa classification programs relevant to this matter, H-1B and B-1:
	1.	The H-1B visa is a non-immigrant visa that allows an employer to temporarily employ a foreign national in a “specialty occupation.” A specialty occupation is one that requires a theoretical and practical application of a body of specialized knowledge and attainment of a bachelor’s or higher degree or its equivalent in experience for the specific specialty. The application process is highly regulated and requires the submission of a Labor Condition Application that describes the intended occupation and specific geographical place of employment and certifies that the salary of the proposed employee is commensurate with similarly employed United States workers, that the working conditions of the proposed employees will not adversely affect the conditions of workers similarly employed, and that there is not a strike, lockout, or work stoppage at the company. The annual cap for new H-1B visa issuances is 65,000. The base fee for an H-1B application is $325 with an additional $500 Fraud Prevention and Detection fee. Additional fees can include $1500 for the American Competitiveness and Workforce Improvement Act fee to fund the training of United States citizens and $2000 for an application by companies with more than 50 employees in the United States of which more than 50 percent are in H-1B or L-1 status.

	2	The B-1 visa is a non-immigrant visa that allows a foreign national to temporarily enter the United States for business purposes. Business purposes entail activities such as consulting with business associates; traveling for business conventions; negotiating a contract; participating in short term training, and certain other activities of a temporary nature incident to international trade or commerce. It does not include local employment or labor for hire. Pursuant to law and regulations, B-1 visa holders may not perform skilled or unskilled labor. B-1 visas are valid for ten years, and the application fee for a B-1 visa is approximately $160.

C.	In connection with arranging travel for B-1 visa holders, Infosys generates or causes to be generated “invitation letters” stating that certain Infosys employees will travel to the United States in order to handle aspects of contracted business or other business activities. These “invitation letters” are often submitted to and reviewed by U.S. Consular Officials and other immigration officials in support of the B-1 visa holder’s travel into the United States.

D.	Infosys failed to maintain accurate I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law. During that period, Infosys did not accurately complete a Form I-9 Employee Eligibility Verification Form for many persons that it employed in the United States and did not properly maintain I-9 forms, including a widespread failure to update and re-verify the employment authorization status of a substantial percentage of its foreign national employees.

E.	The United States further alleges as follows:

	1.	The Immigration and Nationality Act indicates that a B-1 visa holder may not come to the United States to perform skilled or unskilled labor. The controlling Code of Federal Regulation indicates that the term “business” as used by a B-1 visa holder does not include local employment or labor for hire. The governing policies within the Department of State’s Foreign Affairs Manual and the Department of Homeland Security’s Inspector’s Field Manual interpret permissible B-1 activities as an alien coming to the United State to engage in commercial transactions (e.g., buying or selling) that do not involve gainful employment in the United States; to negotiate contracts; to consult with business associates, including attending meetings of the Board of Directors of a U.S. corporation; to litigate; to participate in scientific, educational, professional, or business conventions, conferences or seminars; or to undertake independent research.

	2.	To circumvent the requirements, limitations, and governmental oversight of the H-1B visa program, Infosys knowingly and unlawfully used B-1 visa holders to perform skilled labor in order to fill positions in the United States for employment that would otherwise be performed by United States citizens or require legitimate H-1B visa holders, for the purposes of increasing profits, minimizing costs of securing visas, increasing flexibility of employee movement, obtaining an unfair advantage over competitors, and avoiding tax liabilities.

	3.	Infosys took, among others, the following unlawful actions, in furtherance of its unlawful scheme:

a.	Infosys submitted “invitation letters” to U.S. Consular Officials that contained materially false representations regarding the true purpose of a B-1 visa holder’s travel in order to deceive U.S. Consular Officials and/or Customs and Border Protection Officers and secure entry of the visa holder into the United States. These “invitation letters” often stated that the purpose of travel was for “meetings” or “discussions” when the true purpose was to engage in activities not authorized under a B-1 visa. Examples from such invitation letters submitted to U.S. Consular Officials in order to mislead the officials are as follows:

(1)	An invitation letter submitted on or about July 3, 2008, relating to an individual known as MG, stated that the purpose of the trip was for “customer discussions and related business development activities,” when, in fact, as known by Infosys, the purpose of the trip was to engage in activities not authorized under a B-1 visa, which included, but was not limited to, coding and programming.

(2)	An invitation letter submitted on or about July 15, 2009, relating to an individual known as SI, stated that the purpose of the trip was for “customer discussions and related business development activities,” when, in fact, as known by Infosys, the purpose of the trip was to engage in activities not authorized under a B-1 visa, which included, but was not limited to, coding and programming.

(3)	An invitation letter submitted on or about May 5, 2010, relating to an individual known as AR, stated that the individual “would be involved in meetings and business discussions,” when, in fact, as known by Infosys, the purpose of the trip was to engage in activities not authorized under a B-1 visa, which included, but was not limited to, coding and programming.

(4)	An invitation letter submitted on or about March 9, 2011, relating to an individual known as AS, stated that “the purpose of the trip was for meetings and discussions,” when, in fact, as known by Infosys, the purpose of the trip was to engage in activities not authorized under a B-1 visa, which included, but was not limited to, coding and programming.

b.	Infosys provided instructions to B-1 visa holders regarding how to deceive U.S. Consular Officials and/or Customs and Border Protection Officers, including specific direction regarding the avoidance of certain terminology, the avoidance of contract terms, and the use of misleading job titles, in order to secure entry of the visa holder into the United States. Examples from a “Do’s and Don’ts” memorandum provided by Infosys to foreign nationals entering the United States on a B-1 visa included the following directions:

(1)	“Do not mention activities like implementation, design & testing, consulting, etc., which sound like work.”

(2)	“Also do not use words like, [sic] work, activity, etc., in the invitation letter.”

(3)	“Please do not mention anything about contract rates.”

c.	Infosys directed foreign nationals to inform U.S. Consular Officials and/or Customs and Border Protection Officers that their destination in the United States was the same as that provided in the Labor Condition Application; however, Infosys and the foreign nationals knew that the foreign nationals had been assigned to other destinations in the United States. This was done in order to secure entry of the visa holder into the United States without requiring the submission of an additional Labor Condition Application and to avoid additional scrutiny by U.S. officials. Examples of such false representations are as follows:

(1)	On or about November 26, 2008, Infosys directed an individual known as ST to tell U.S. Consular Officials that he was destined for Seattle, Washington, consistent with the Labor Condition Application; however, his true destination was Henrico, Virginia.

(2)	On or about October 28, 2009, Infosys directed an individual known as VG to tell U.S. Consular Officials that he was destined for Seattle, Washington, consistent with the Labor Condition Application; however, his true destination was Bentonville, Arkansas.

(3)	On or about October 29, 2010, Infosys directed an individual known as SK to tell U.S. Consular Officials that he was destined for Beaverton, Oregon, consistent with the Labor Condition Application; however, his true destination was Sunnyvale, California.

(4)	On or about November 3, 2011, Infosys directed an individual known as BS to tell U.S. Consular Officials that he was destined for Houston, Texas, consistent with the Labor Condition Application; however, his true destination was Milwaukee, Wisconsin.

d.	In some circumstances, Infosys wrote and revised contracts with clients in order to conceal the fact that Infosys was providing B-1 visa holders to perform jobs that involved skilled or unskilled labor that were otherwise required to be performed by United States citizens or require legitimate H-1B visa holders. For example, on or about September 29, 2009, in a series of emails between Infosys employees, Infosys directed its employees to convert a “time and materials contract” – a contract that disclosed the names and billing rates of all individuals working on a project – to a “fixed price contract” – a contract that disclosed only the total price for services performed. This change allowed and was intended by Infosys to conceal the fact that B-1 visa holders were performing jobs that involved skilled or unskilled labor that were otherwise required to be performed by United States citizens or require legitimate H-1B visa holders.

e.	Infosys used B-1 visa holders to perform jobs that involved skilled labor that were instead required to be performed by United States citizens or required legitimate H-1B visa holders

F.	The matters set forth in paragraphs D and E shall be considered the “Covered Conduct.

G.	Infosys denies and disputes the allegations by the United States as set forth in paragraph E. Infosys alleges as follows:

	1.	Infosys’s use of B-1 visas was for legitimate business purposes and not in any way to circumvent the requirements of the H-1B program. Infosys has long been a significant and responsible participant in the H-1B program. Infosys has never intended to, nor has it ever circumvented the requirements of the H-1B program.

	2.	Under controlling authority and guidance from State, the former Immigration and Naturalization Service, DHS, and the Attorney General of the United States, there are four factors that determine whether a B-1 visa is appropriate for a given activity: (i) the business activity must be international in scope; (ii) the source of remuneration and the principal place of business and actual place of profit accrual must be outside the United States; (iii) the alien must possess a clear intent to maintain a foreign residence; and (iv) the alien’s entry into the United States to carry out business activities must be temporary. Controlling authority on the use of B-1 visas, including State’s Foreign Affairs Manual, permits the use of B-1 visa holders to conduct other activities in addition to those enumerated in Part II.E.1 of this Agreement provided that they are a necessary incident to international trade or commerce. The B-1 travel conducted by Infosys and its employees in support of projects for its U.S.-based clients, including those specifically alleged by the United States and which involved coding and programming, was fully consistent with all applicable authority and guidance.

	3.	The Infosys invitation letters were accurate and their level of detail was appropriate for their purpose in the B-1 visa application process. The letters were consistent with common practice in the industry and they were accepted by U.S. Consular Officers. No Consular Official was misled about the nature of the activities to be conducted by the B-1 traveler by any of the letters alleged by the United States or submitted in support of other B-1 visa applications.

	4.	Memoranda providing instructions and guidance to B-1 visa holders regarding their interactions with U.S. officials are common in both industry and U.S. government agencies that sponsor B-1 travel. The Infosys “Do’s and Don’ts” memorandum described in Part II.E.3.b was not intended to deceive U.S. officials and, in any event, the Company ended the use of this memorandum in 2011.

	5.	Infosys did not direct its employees to mislead or deceive U.S. officials as to locations in Labor Condition Applications, nor was there an effort to make false representations to avoid submission of additional Labor Condition Applications.

	6.	All changes made to contracts or proposed contracts between Infosys and its clients, including that described in Part II.E.3.d, were made to comply with internal Company guidelines and rules regarding billing practices; all were agreed to by both Infosys and its clients; and none were made to deceive as to activities performed by B-1 visa holders. In addition, Infosys did not engage in any improper billing of its clients in connection with projects involving B-1 visa holders.

H.	Based on its allegations in paragraphs D and E of this Agreement, the United States asserts that it has certain civil and criminal claims against Infosys arising under 18 U.S.C. §§ 371, 981, 982, and 1001; 8 U.S.C. ' 1324a; 18 U.S.C. ' 1546; and 31 U.S.C. ' 3729.

I.	Based upon its contentions set forth in paragraph G of this Agreement, Infosys denies any allegations of civil or criminal wrongdoing and/or liability.

III. Infosys’s Compliance

A.    Infosys has internal controls and compliance processes in the immigration area:

1.	In August 2010, Infosys began phasing in a new electronic I-9 system to replace the existing hard copy system and to enhance its compliance with its I-9 obligations. After extensive training of its personnel and significant system improvements, Infosys completed transitioning the majority of its then-current employees to the electronic I-9 system, which included a re-verification of the work authorization of its employees, by mid-2011. Infosys currently uses the electronic system and a centralized employment authorization verification process to ensure that all of its employees’ work authorization documentation is properly reviewed and re-verified as required by the relevant regulations. In 2011 Infosys introduced a new I-9 policy to enhance compliance and keep its employees informed as to their I-9 obligations and enrolled in the government’s E-Verify Program to further verify its employees’ work authorization.

2.	Infosys maintains an H-1B policy designed to ensure compliance with all applicable requirements, including accurate and current information regarding the H-1B visa holders’ work locations in the United States. In November 2012, Infosys instituted additional procedures to ensure that accurate and up-to-date information regarding its employees’ work locations is provided at all steps in the H-1B petition and visa approval process.

3.	In June and November 2011, Infosys made changes to its B-1 visa policy and the internal procedures its employees use to apply for those visas in order to strengthen its compliance with applicable regulations. These changes included: strict limits on the duration of any one B-1 trip and on the total number of days any one employee may spend in the United States on a B-1 visa in a given year; restrictions on which employees are permitted to travel on a B-1; training of employees and managers on Infosys’s B-1 travel policy; new requirements for invitation letters; and requiring managers and travelers to make certifications to the Company regarding the nature of a proposed B-1 trip before applying for a B-1 visa.

B.	Infosys also maintains an internal process whereby it disciplines employees who violate applicable laws and/or Company policy. Infosys has disciplined employees under this process, including those who have violated immigration-related laws or policies.

C.	Infosys cooperated with the United States in its investigation, including by providing timely and extensive information in response to informal, as well as formal, requests for information from the United States.

D.	Based upon these factors, the United States believes:

1.	Infosys has instituted policies, standards of conduct and internal control systems to prevent violations of the immigration laws.

2.	The policies and standards of conduct instituted by Infosys in the I-9, H-1B, and B-1 areas seek to ensure that Infosys’s employees will be in compliance with the immigration laws.

3.	Through the actions described above and by signing this Agreement, Infosys has demonstrated commitment to compliance with the immigration laws.

4.	Infosys has informed the United States that it intends to and will cooperate with the United States in connection with requests for follow-up information.

IV. Terms and Conditions

In consideration of the promises, covenants, and obligations set forth below, and for consideration as set forth herein, the Parties agree as follows:

A.	Infosys agrees to pay a full settlement amount of $34,000,000. The payment shall be made within thirty days of the execution of this Agreement. Payment shall be made as follows:

1.	$5,000,000 to Homeland Security Investigations for civil or administrative forfeiture. Infosys agrees to (a) waive all right, title, and interest to the funds to be forfeited; (b) waive any notice requirements established by law or the Constitution; and (c) not file a claim or otherwise contest any forfeiture proceeding.

2.	$5,000,000 to the Department of State for civil or administrative forfeiture. Infosys agrees to (a) waive all right, title, and interest to the funds to be forfeited; (b) waive any notice requirements established by law or the Constitution; and (c) not file a claim or otherwise contest any forfeiture proceeding.

3.	$24,000,000 to the United States Attorney’s Office for the Eastern District of Texas.

The United States will provide instructions for making these payments within ten days of this Agreement being executed.

B.	Upon its receipt of the full settlement amount specified in Part IV.A of this Agreement, the United States shall immediately file a motion to dismiss with prejudice the complaint that it will file in the Eastern District of Texas in connection with the Covered Conduct.

C.	Infosys agrees not to use non-specific invitation letters absent express written agreement from State. As set forth in Infosys’s current B-1 policy, established in 2011, each B-1 visa applicant must provide a detailed description of the activities that will be performed by that applicant at the time of each entry into the United States. Infosys will retain a copy of this description for a period of three years and provide it to the United States upon its request.

D.	Infosys agrees that any materials that the government has obtained during its investigation may be used, in redacted form, by State and/or DHS for training aids and various outreach activities to industry members.

E.	Infosys agrees to retain, at its own expense, an independent third-party auditor or auditing firm to review and report on its I-9 compliance. One year from the date this agreement is signed, and for one additional year, the auditor shall analyze a random sample of not less than four percent of Infosys’s existing United States workforce to determine if the I-9 forms associated with the workforce have been completed and maintained in full compliance with the requirements of 8 U.S.C. § 1324a. The independent auditor or auditing firm must submit a signed report to the United States Attorney for the Eastern District of Texas regarding the results of the analysis within 60 days of the first and second anniversaries of the signing of this Agreement.

F.	Infosys agrees that it will submit a report to the United States Attorney for the Eastern District of Texas, within 60 days of the first anniversary of the signing of this Agreement describing whether its B-1 visa use policies, standards of conduct, internal controls, and disciplinary procedures have been effective in ensuring compliance with paragraph III.A.3 of this Agreement. Infosys also understands that, for two years after the date of the signing of this Agreement, the United States will review random samples of documents that Infosys has submitted to U.S. Consular officials and other immigration officials in support of its B-1 visa holders to determine whether Infosys remains in compliance with this Agreement.

G.	Infosys agrees that it committed civil violations of 8 U.S.C. § 1324a(a)(1)(B) as alleged in part II.D of this Agreement, and agrees to cease and desist from any further violations of 8 U.S.C. ' 1324a. Infosys understands and agrees that these violations will be considered “previous violations” pursuant to 8 U.S.C. § 1324a(e)(5), and that any future violations of 8 U.S.C. § 1324a(a)(1)(B) may be subject to enhanced penalties.

H.	The United States represents that there are no pending investigations by the Department of Justice, State or DHS concerning compliance with employee verification and H-1B and B-1 laws and regulations other than the ones resolved by this Agreement, including any qui tam action. The United States agrees that it will not use the Covered Conduct or its investigations of the Covered Conduct to revoke any existing visas or petitions or deny future visas or petitions for Infosys foreign nationals, but that each visa or petition will be evaluated on its own individual merits. The United States agrees that State will not use the Covered Conduct or its investigation of the Covered Conduct to debar or suspend Infosys from any B-1 or H-1B immigration program. The United States also agrees that it will not make any referrals to any agencies for debarment or suspension proceedings related to the Covered Conduct. The United States further agrees that it will provide information on Infosys’s behalf concerning its cooperation and compliance should any such proceedings arise.

I.	The United States and Infosys may, each at their discretion, disclose the terms of the Complaint and this Agreement, as well as the Complaint and Agreement themselves, to the public.
J.	Infosys releases the United States and each of its agencies, officers, agents, employees, and contractors and their employees from any and all claims, causes of action, adjustments, and set-offs of any kind arising out of or pertaining to the Covered Conduct, including the investigation of the Covered Conduct and this Agreement.

K.	Subject to the exceptions in Part III.L of this Agreement, in consideration of the obligations of Infosys set forth in this Agreement, the United States agrees to release Infosys and each of its current and former employees, directors, officers, agents, and contractors from any civil, administrative, or criminal claims the United States has or may have arising out of or pertaining to the Covered Conduct.

L.	Notwithstanding any other terms of this Agreement, this Agreement specifically reserves and excludes from its scope any and all of the following:
1.	Any civil, criminal, or administrative claims, investigations or prosecutions arising under Title 26 of the United States Code or any regulations promulgated under the authority of any statute contained therein;

2.	Any liability to the United States (or its agencies) for any conduct other than that arising out of or pertaining to the Covered Conduct; and

3.	Any claims based upon such obligations as are created by this Agreement.

M.	Each party to this Agreement will bear its own legal and other costs incurred in connection with this matter, including the preparation and performance of this Agreement.
N.	Infosys represents that it has freely and voluntarily entered into this Agreement without any duress or compulsion whatsoever, and that Infosys has obtained the appropriate corporate authorizations to enter into this Agreement.

O.	This Agreement is governed by the laws of the United States.
P.	In the event of breach of this Agreement, civil, criminal, and/or administrative charges may be brought against Infosys for the Covered Conduct.
Q.	The Parties agree that the exclusive jurisdiction and venue for any dispute arising between and among the Parties under this Agreement will be the United States District Court for the Eastern District of Texas.

R.	This Agreement constitutes the complete agreement between the Parties. This Agreement may not be amended except by written consent of the Parties.

Agreed:

On behalf of the United States:	On behalf of Infosys, Limited:

John M. Bales United States Attorney Eastern District of Texas	Nithyanandan Radhakrishnan Senior Vice President and General Counsel Infosys, Ltd

Shamoil T. Shipchandler Assistant United States Attorney 101 East Park Boulevard, Suite 500 Plano, TX 75074 tel: (972) 509-1201

David M. Marwell& Special Agent in Charge, Dallas Field Office Homeland Security Investigations	Stephen A. Jonas WilmerHale 60 State Street Boston, MA 02109 tel: (617) 526-6144 Counsel for Infosys Limited

George Nutwell Special Agent in Charge, Houston Field Office Bureau of Diplomatic Security U.S. Department of State

Date: October 30, 2013